SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        (No fee required, effective October 7, 1996)

        For fiscal year ended    December 31, 2000

Or

[   ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

        For the transition period from                                               to

Commission file number:         333-66759

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Fifth Avenue Retirement Savings Plan

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama  35211
Telephone No.:  (205) 940-4000

Saks Fifth Avenue Retirement
Savings Plan
Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2000

Saks Fifth Avenue Retirement Savings Plan
Table of Contents
Page
Report of Independent Accountants	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999	2

Statements of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2000	3

Notes to Financial Statements	4 - 11

Supplemental Schedules:
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000	12

Schedule of Reportable Transactions
For the year ended December 31, 2000	13 -14

Report of Independent Accountants

To the Participants and Administrator
of the Saks Fifth Avenue Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Saks Fifth Avenue Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP
Birmingham, Alabama

June 22, 2001

Saks Fifth Avenue Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999
	2000	1999
ASSETS

Investments, at market value	$227,870,767	$224,775,035
Participant contribution receivable	293,077	218,975
Employer contribution receivable	58,281	43,562

Total assets	228,222,125	225,037,572

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Administrative fees payable	55,325	54,115

Net assets available for plan benefits	$228,166,800 ==========-	$224,983,457 ===========

The accompanying notes are an integral part of these financial statements.

Saks Fifth Avenue Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000
Increase in net assets for plan benefits:
Interest and dividend income	$ 14,117,416
Contributions:
Participant	24,168,433
Employer	5,300,486

Total additions	43,586,335

Decrease in net assets available for plan benefits:
Benefit and withdrawal payments	19,014,040
Administrative fees	348,299
Net depreciation in the market value of investments	21,040,653

Total deductions	40,402,992

Net increase	3,183,343

Net assets available for plan benefits, beginning of year	224,983,457

Net assets available for plan benefits, end of year	$228,166,800 ==========

The accompanying notes are an integral part of these financial statements.

Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2000

1.	Description of the Plan

The following description of the Saks Fifth Avenue Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Saks Fifth Avenue division of Saks Incorporated and Subsidiaries (collectively, the "Company" or "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is sponsored by the Employer and administered on a day-to-day basis by the plan administrator, who was appointed by the Board of Directors of the Company. The Fidelity Management Trust Company ("the Trustee") has been appointed by the Board of Directors to act as trustee, recordkeeper and investment manager of the Plan.

Eligibility - Generally, an employee, subject to certain exceptions, may elect to participate in the Plan after completing 12 months of employment, during which time he or she has at least 1,000 hours of service and has attained age 21.

Contributions - Participants may elect for regular payroll deductions up to 16% of compensation, as defined, to be contributed to the Plan on a before- or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the "Code") ($10,500 for 2000). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollover contributions") provided such contributions meet the requirements of the Plan document.

Company matching contributions must comply with applicable provisions of the Code and are remitted to the Trustee after each pay period. The Company's matching contribution rate is 33% of the first 6% of compensation contributed to the Plan by a participant. This matching rate may be increased at the discretion of the Company's Board of Directors.

Participant Accounts - Participants may elect to invest their contributions in any one of or a combination of various investment options in 1% increments. The Plan currently offers eleven mutual funds, an Employer common stock fund and a money market fund as investment options for participants. The contribution rate, investment mix and contribution allocation can be changed by the participant on any business day. Transfers of existing investments between funds is also permissible upon election. The net investment gain or loss for each of the investment funds is allocated daily to each participant's elective and matching accounts in the proportion which each such account bears to the total of each corresponding fund.

Payment of Benefits - Generally, a participant is entitled to his or her daily total account balance coincident with or immediately following age 65. Additionally, a participant is entitled to the full value of his or her account as of the valuation date coincident with or immediately following disability.

Upon the death of a participant, the beneficiary will receive the full value of his or her account as of the valuation date coincident with or immediately following the date of death. Benefit payments are recorded when paid.

Vesting - The Company matching account vests according to the following schedule:

Years of Vesting Service	Percent Vested
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Participants are always fully vested in employee contributions, including rollover contributions.

Forfeitures - Participants who terminate employment, but have not become fully vested, forfeit the unvested balances in their accounts. In accordance with the Plan document, the forfeiture amount is applied toward Company matching contributions. Forfeitures were $271,594 for the plan year ended December 31, 2000.

Withdrawals - A participant may withdraw all or a portion of the value of his or her after-tax contribution account or rollover account. The withdrawal may not be more frequent than once every three months.

Upon attaining age 59-1/2, a participant may withdraw all or a portion of his or her vested account balance. Additionally, a participant may withdraw from his or her before-tax contribution account and Company matching account, to the extent vested, for financial hardship. Generally, hardship withdrawals must be for at least $500 and may not be more frequent than once every three months. Participant contributions to the Plan will be suspended for 12 months after making a hardship withdrawal.

Loans - A participant may borrow from the vested portion of his or her account. The minimum amount of any loan is $1,000. The maximum amount of a loan is equal to the lesser of $50,000, or 50% of the vested value of his or her account less any other outstanding loans. Only two loans are permitted at one time. Loans are collateralized by the balance in the participant's account.

Interest rates are determined by the plan administrator. For the year ended December 31, 2000, interest rates were determined to be the prime rate as of the first day of the month the loan is initiated, plus 1%. Interest rates on loans outstanding at December 31, 2000 ranged from 7% to 11%. Generally, the repayment period is not less than six months or more than five years, except that a loan to purchase a primary residence may have a term exceeding five years.

Administrative Expenses - Expenses incurred with respect to the administration of the Plan are paid from the assets of the Plan to the extent allowed under ERISA. To the extent such expenses are not paid by the Plan, they are paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the 1999 statement of net assets available for plan benefits to conform to the 2000 presentation. These reclassifications have no effect on previously reported net assets available for plan benefits.

Valuation of Investments and Income Recognition - investments in guaranteed investment contracts ("GICs") are stated at contract value, which approximates market value, as reported by the Trustee. Generally, contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, withdrawals made pursuant to contract terms and administration expenses charged by the companies entering into the contracts with the Plan.

Investments in the Trustee's Magellan, Balanced, U.S. Equity Index, Asset Manager, Asset Manager-Growth, Asset Manager-Income, Contrafund, Growth and Income, Overseas, PIMCO Total Return Bond, and Low-Priced Stock Funds are listed on an exchange and valued at the latest quoted market prices. Investments in the company's own stock are valued at the latest quoted market prices.

Short-term investments are reflected at original cost. Accreted discount on investments is included in interest income. The value of investments at original cost plus the amount of accreted discount approximates fair value. The average yield for the Interest Income Fund was 5.8% for 1999.

Loans to participants are valued at cost which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participants are exposed to credit loss in the event of non-performance by the Trustee or non-performance by the companies in which the investments are placed.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS no. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No.133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on Audits of Employee Benefit Plans and Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The Plan held no such investments at December 31, 2000.

The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

3.	Investments

	Investment information as of December 31, 2000 and 1999 and for the year ended December 31, 2000 is as follows:

		2000 Market Value	1999 Market Value (a)
	Money market funds:
	Interest Income Fund		$ 53,270,458
	Managed Income Fund	$ 52,887,274
	Mutual funds:
	U.S. Equity Index Fund	40,458,005	45,409,582
	Balanced Fund	12,826,057	11,890,904
	Magellan Fund	50,686,591	51,489,391
	Asset Manager Fund	10,570,723	9,940,920
	Asset Manager-Growth Fund	15,280,789	15,867,297
	Asset Manager-Income Fund	3,644,245	3,359,414
	Contrafund	11,145,558	8,833,801
	Growth & Income Fund	12,854,903	11,295,326
	Overseas Fund	3,898,998	3,238,571
	PIMCO Total Return Bond Fund	1,361,879	756,845
	Low-Priced Stock Fund	1,955,967	647,557
	Common stock:
	Saks Incorporated Stock Fund (b)	1,064,938	934,256
	Participant loans	9,234,840	7,840,713

		$227,870,767 ==========	$224,775,035 ==========

	Interest and dividend income	$ 14,117,416 ==========

	Net depreciation in market value of investments	$(21,040,653) ==========

	(a) Reported at contract value with respect to GIC's
	(b) The Saks Incorporated Stock Fund is measured in "Units" of participation rather than in shares of Saks Incorporated common stock.

The U.S. Equity Index Fund, the Balanced Fund, the Magellan Fund, the Asset Manager-Growth Fund, and the Growth & Income Fund exceeded 5% of the Plan's net assets available for Plan benefits at December 31, 2000 and 1999, respectively. The Managed Income Portfolio II Fund exceeded 5% of the Plan's net assets available for Plan benefits at December 31, 2000. The Interest Income Fund exceeded 5% of the Plan's net assets available for Plan benefits at December 31, 1999.

The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in value of $(21,040,653) during the year ended December 31, 2000, as follows:

Mutual Funds	$ (20,666,918)
Saks Incorporated Stock Fund	(373,735)
$ (21,040,653) ===========

4.	Guaranteed Investment Contracts

	At December 31, 1999, investments in GICs consisted of the following:

	Guaranteed investment contracts:
	Lincoln National (contract #GA 09596) maturing on January 31, 2000, bearing interest at 5.12%	$3,494,686

	Total guaranteed investment contracts	$3,494,686 ========

	The Plan did not hold any GICs at December 31, 2000.

	Interest rates stated in connection with the GICs are net of the annual rate charged for administrative expenses.

5.	Short-Term Investments

	At December 31, 2000 and 1999, short-term investments consisted of the following:

		2000	1999
	Fidelity STIF (Cash Portfolio) open maturity, bearing interest at 5.76% 1999		$42,789,806

	Monumental Life ABS (BDA00201TR-04) maturing on January 18, 2000 and January 15, 1999, respectively, bearing interest at 5.97%		2,200,907

	Monumental Life ABS (BDA00201TR-02) maturing on February 15, 2000, bearing interest at 5.99%		2,464,291

	Fidelity Managed Income Portfolio II (633 GCSF) open maturity, bearing interst at 6.04% in 2000	$52,887,274

	Monumental Life ABS (BDA00201TR-05) maturing on February 15, 2000 and February 17, 1999, bearing interest at 5.69%		2,320,768
		$52,887,274 =========	$49,775,772 =========

6.	Plan Termination

Although it has not expressed any intention to terminate the Plan, the Company has the right to do so at any time subject to the provisions of ERISA. In the event of the termination of the Plan, the account balances of participants shall be nonforfeitable.

7.	Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 2000, but that had not yet been paid.

8.	Tax Status

On September 22, 1995, the Company received a favorable determination letter from the Internal Revenue Service as to the qualified tax-exempt status of the Plan under Section 401(a) of the Code. This status exempts the Plan from Federal income taxes. The plan administrator believes that the Plan continues to qualify and operate in compliance with applicable requirements of the Internal Revenue Code.

9.	Related Party Transactions

Certain Plan investments represent shares in mutual funds or a short term investment fund managed by Fidelity Management Trust Company, the Trustee, which is, therefore, a party-in-interest. Fees incurred by the Plan for the investment-management and record-keeping services provided by the Trustee amounted to $348,299 in 2000. The amount owed by the Plan to the Trustee for such services at December 31, 2000 and 1999 was $55,325 and $54,115, respectively.

Supplemental Schedules

Saks Fifth Avenue Retirement Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000
a.	b.	Identity of Issuer, Borrower, Lessor, or Similar Party	c.	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	d.	Cost**	e.	Current Value

*	Fidelity Magellan Fund			Mutual Fund				$ 50,686,591
*	Fidelity U.S. Equity Index Fund			Mutual Fund				40,458,005
*	Fidelity Balanced Fund			Mutual Fund				12,826,057
*	Fidelity Asset Manager Fund			Mutual Fund				10,570,723
*	Fidelity Asset Manager - Growth Fund			Mutual Fund				15,280,789
*	Fidelity Asset Manager - Income Fund			Mutual Fund				3,644,245
*	Saks Incorporated Stock Fund			Unitized Stock Fund				1,064,938
*	Fidelity Contrafund			Mutual Fund				11,145,558
*	Fidelity Growth and Income Fund			Mutual Fund				12,854,903
*	Fidelity Overseas Fund			Mutual Fund				3,898,998
*	Fidelity PIMCO Total Return Bond Fund			Mutual Fund				1,361,879
*	Fidelity Low-Priced Stock Fund			Mutual Fund				1,955,967
*	Fidelity managed Income Portfolio II			Short-term investment				52,887,274
*	Participant Loans			Various interest rates (7% tp 11%) and Maturities				9,234,840

								$227,870,767 ============

*Denotes party-in-interest to the Plan.

** Cost information not required to be disclosed as all investments are participant directed.

Saks Fifth Avenue Retirement Savings Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2000

I.	Single transactions exceeding 5% of assets.
NONE

II.	Series of transactions involving property other than securities.
NONE

III.	Series of transactions of same issue exceeding 5% of assets.
NONE

IV.	Transactions in conjunction with same person involved in reportable single transactions.
NONE

Saks Fifth Avenue Retirement Savings Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2000

No schedule of reportable transactions would be prepared as investments are participant-directed. Only nonparticipant-directed transactions are required to be reported.

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                      Saks Fifth Avenue Retirement Savings Plan
                                                                                     (Name of Plan)

Date:     June 28, 2001                                                 By:     /s/ Douglas E. Coltharp
                                                                                               Douglas E. Coltharp
                                                                                               Executive Vice President and Chief
                                                                                               Financial Officer of Saks Incorporated